SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                        ICY SPLASH FOOD & BEVERAGE, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   451048 102
                                  (CUSP NUMBER)

                                    Sy Aslan
                                   Yifat Aslan
                        Icy Splash Food & Beverage, Inc.
                               535 Wortman Avenue
                            Brooklyn, New York 11208
                                 (718) 272-2765

                                  Shlomo Aslan
                               340 Blackheath Rd.
                           Lido Beach, New York 33004
                                 (516) 431-1288
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy to:

                              Neil M. Kaufman, Esq.
                          Davidoff Malito & Hutcher LLP
                        200 Garden City Plaza, Suite 315
                           Garden City, New York 11530
                            Telephone: (516) 248-6400
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIons)

                                  May 10, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


--------------------                                   ------------------------
CUSIP No. 451048 102                                      Page 2 of 11 Pages
--------------------                                   ------------------------


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), or 240.13d-1 (f), or 240.13s-1 (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 451048 102                                      Page 3 of 11 Pages
--------------------                                   ------------------------

1   NAME OF REPORTING PERSON
     Sy Aslan
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF         7        SOLE VOTING POWER
SHARES                          2,844,211
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY          8        SHARED VOTING POWER
REPORTING                         200,000 (1)
PERSON          ----------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER
                                2,844,211
                ----------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                                  200,000 (1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                3,044,211 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                17.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

(1) Sy Aslan transferred these shares for no consideration to Joseph Aslan, the President and Chief Executive Officer and his brother, with whom joint beneficial ownership may be deemed to be held.

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CUSIP No. 451048 102                                      Page 4 of 11 Pages
--------------------                                   ------------------------

1   NAME OF REPORTING PERSON
     Yifat Aslan
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF         7        SOLE VOTING POWER
SHARES                          1,424,587
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY          8        SHARED VOTING POWER
REPORTING                               0
PERSON          ----------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER
                                1,424,587
                ----------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                1,424,587 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                7.96%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

--------------------                                   ------------------------
CUSIP No. 451048 102                                      Page 5 of 11 Pages
--------------------                                   ------------------------

1   NAME OF REPORTING PERSON
     Shlomo Aslan
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
              (a) [ ]
              (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
          PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
NUMBER OF         7        SOLE VOTING POWER
SHARES                          620,000
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY          8        SHARED VOTING POWER
REPORTING                             0
PERSON          ----------------------------------------------------------------
                  9        SOLE DISPOSITIVE POWER
                                620,000
                ----------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                620,000 (See Item 5 herein)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                   [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.46%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
            IN
--------------------------------------------------------------------------------

         This amendment No. 2 (this "Amendment") amends the Schedule 13D filed on April 13, 2005, relating to an August 18, 2004 transaction, as amended by Amendment No 1 thereto (date of event: April 5, 2005) (the "Schedule 13D"), on behalf of Sy Aslan, Yifat Aslan and Shlomo Aslan (the "Reporting Persons"), relating to the common stock, par value $0.001 per share (the "Common Stock") of Icy Splash Food & Beverage, Inc. (the "Company").

ITEM 1.     SECURITY AND COMPANY.

            No change.

ITEM 2.     IDENTITY AND BACKGROUND.

            No change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            No change.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and restated in its entirety to read as follows:

            On April 30, 2005, the Company purchased 2,000,000 shares of Common Stock in exchange for $72,620 in the aggregate, or approximately $.036 per share, from one of its stockholders. Following this transaction, on May 10, 2005, the Company cancelled these 2,000,000 shares, reducing its number of Common Stock issued and outstanding to 17,898,509. As a result, the percentage of Common Stock Sy Aslan, Yifat Aslan and Shlomo Aslan beneficially own changed from (i) 15.30% to 17.0%, (ii) 7.16% to 7.96%, and (iii) 3.12% to 3.46%, of the
Company's Common Stock, respectively.

            On August 18, 2004, the Company entered into an oral agreement by and among Joseph Aslan, a Director, President and Chief Executive Officer of the Company, Sy Aslan, a Director of the Company, Yifat Aslan, the Company's Vice President of Operations, and Shlomo Aslan, a shareholder of the Company, whereby the Company issued 9,000,000 Common Stock in the aggregate. Yifat is Joseph Aslan's daughter, and Joseph, Sy and Shlomo are brothers. 5,000,000 shares of Common Stock were issued to Joseph Aslan; 1,300,000 of Common Stock were issued to Yifat Aslan; 2,000,000 shares of Common Stock were issued to Sy Aslan; and 700,000 shares of Common Stock were issued to Shlomo Aslan.

            On April 5, 2005, the Company entered into a rescission and stock purchase agreement with Joseph Aslan, Shlomo Aslan, Sy Aslan and Yifat Aslan. Pursuant to the terms of the rescission and stock purchase agreement, the Company cancelled the 9,000,000 shares issued to Joseph Aslan, Shlomo Aslan, Sy Aslan and Yifat Aslan and in consideration for contributions by these persons in an aggregate amount of $540,000 through January 7, 2005, the Company issued 5,400,000 shares in the aggregate to Sy Aslan, Joseph Aslan, Shlomo Aslan and Yifat Aslan in the aggregate. 3,000,000 shares were issued to Joseph Aslan, 1,200,000 shares were issued to Sy Aslan, 780,000 shares were issued to Yifat Aslan, and 420,000 shares were issued to Shlomo Aslan. The Company issued Sy Aslan and Yifat Aslan their shares in consideration of the amounts described immediately above under
Item 3 they had paid to or on behalf of the Company as of August 18, 2004.
These shares were issued at the then current market price of $0.10 per share.

         On December 2, 2004, in connection with the Company's review of various alternatives to increase its liquidity, the Company entered into a stock agreement with Sy Aslan, one of the Company's directors, Joseph Aslan, a director, President and Chief Executive Officer of the Company, Yifat Aslan, the Company's Chief Operating Officer, pursuant to which the Company issued an aggregate of 13,300,000 shares of Common Stock to such persons. 6,000,000 of these shares were issued to Sy Aslan; 6,000,000 of these shares were issued to Joseph Aslan; and 1,300,000 of these shares were issued to Yifat Aslan. These shares were issued to Sy Aslan and Yifat Aslan in consideration for their payments to or on behalf of the Company of $200,751 and $43,497, respectively and their commitment to fund an additional $250,249 and $54,503, respectively, in the future on an as-needed basis. The price per share was approximately 75% of the market price per share at the time of issuance based on the aggregate amount of consideration to be paid.

         On March 31, 2005, the Company entered into a rescission and stock purchase agreement with Joseph Aslan, Sy Aslan and Yifat Aslan. Pursuant to the terms of the rescission and stock purchase agreement, the Company cancelled the 13,300,000 shares issued to Joseph Aslan, Sy Aslan and Yifat Aslan and in consideration for contributions by these persons in an aggregate amount of $444,999, the Company issued 3,423,009 shares to Sy Aslan, Joseph Aslan and Yifat Aslan in the aggregate. 1,544,211 shares were issued to Joseph Aslan; 1,544,211 shares were issued to Sy Aslan; and 334,587 shares were issued to Yifat Aslan. These shares were issued at the then current market price of $0.13 per share.

         In connection with the transaction described in this Item 4, the Reporting Persons may be deemed to be a part of a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act. Neither Reporting Person has any dispositive or voting power with respect to the shares of Common stock owned by the other and each disclaims any beneficial ownership therein as between each other and any other person.

         The Reporting Persons, in their capacities as holders of shares of Common Stock, have no present plans or proposals that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material change in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws or other actions that may impede the acquisition of control of the Company by any person, (v) any change that would result in the Company's Common Stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (vi) any similar action. Based upon a review of various factors deemed relevant, the Reporting Persons, as holders of Shares of Common Stock and not in their capacities as an officer or director of the Company, may formulate plans or proposals relating to the foregoing matters in the future.

         The Reporting Persons, in their capacities as holders of shares of Common Stock, intend to vote their shares of Common Stock, as holders of Common Stock and not in their capacities as an officer or director of the Company, as they deem appropriate from time to time. Although the Reporting Persons have no contract or agreement to purchase or sell shares of Common Stock from or to any person, they may purchase shares from time to time, and may sell shares from time to time, in open market transactions, privately negotiated transactions or transactions with affiliates of the Company on prices and terms as she shall determine. Whether the Reporting Person purchases or sells shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, and the evaluation of alternative interests. The Reporting Person intends to review continuously such factors with respect to her ownership of shares of Common Stock.

         In determining from time to time whether to sell or distribute their shares of Common Stock (and in what amounts) or to retain such shares, the Reporting Person will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Persons and the need from time to time for liquidity. The Reporting Persons reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of her holdings of securities of the Company or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.   Interest in Securities of the Issuer.

         (a) Aggregate number of shares of Common Shares beneficially owned by Sy Aslan: 2,100,000 Percentage: 17.00%
         (b)   1. Sole power to vote or to direct vote: 2,844,211
               2. Shared power to vote or to direct vote: 200,000 (1)
               3. Sole power to dispose or to direct the disposition:
                          2,844,211
               4. Shared power to dispose or to direct the disposition:
                  200,000 (1)
         (c) Other than as reported in Item 4 above, there were no transactions by Sy Aslan during the past sixty (60) days.
         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.
         (e) Not applicable.

         (a) Aggregate number of shares of Common Shares beneficially owned by Yifat Aslan: 1,424,587 Percentage: 7.96%
         (b)   1. Sole power to vote or to direct vote: 1,424,587
               2. Shared power to vote or to direct vote: -0-
               3. Sole power to dispose or to direct the disposition:
                          1,424,587
               4. Shared power to dispose or to direct the disposition:
                         -0-
         (c) Other than as reported in Item 4 above, there were no transactions by Yifat Aslan during the past sixty (60) days.
         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.
         (e) Not applicable.

         (a) Aggregate number of shares of Common Shares beneficially owned by Shlomo Aslan: 620,000 Percentage: 3.46%
         (b)   1. Sole power to vote or to direct vote: 620,000
               2. Shared power to vote or to direct vote: -0-
               3. Sole power to dispose or to direct the disposition:
                          620,000
               4. Shared power to dispose or to direct the disposition:
                        -0-
         (c) Other than as reported in Item 4 above, there were no transactions by Shlomo Aslan during the past sixty (60) days.
         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.
         (e) Not applicable.

-----------------------
 (1) Sy Aslan transferred these shares for no consideration to Joseph Aslan, the President and Chief Executive Officer and his brother, with whom joint beneficial ownership may be deemed to be held.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No change.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 11, 2005
                                          /s/ Sy Aslan
                                        ------------------------------------
                                        Sy Aslan


                                          /s/ Yifat Aslan
                                        ------------------------------------
                                        Yifat Aslan


                                          /s/ Shlomo Aslan
                                        ------------------------------------
                                        Shlomo Aslan